February 13, 2019

Nick Swenson
Chief Executive Officer
Air T, Inc.
5930 Balsom Ridge Road
Denver, NC 28037

       Re: Air T, Inc.
           Air T Funding
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 22, 2019
           File No. 333-228485

Dear Mr. Swenson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Refer to prior comment 1. Please register the distribution of the transferable warrants or provide additional analysis why the distribution of transferable warrants should not be included in this registration statement.
 Nick Swenson
Air T, Inc.
February 13, 2019
Page 2

      Please contact Nolan McWilliams at (202) 551-3217 or Justin Dobbie at
(202) 551-
3469 with any questions.



                                                        Sincerely,
FirstName LastNameNick Swenson
                                                        Division of Corporation
Finance
Comapany NameAir T, Inc.
                                                        Office of
Transportation and Leisure
February 13, 2019 Page 2
cc:       Martin R. Rosenbaum
FirstName LastName